UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                            ALANCO TECHNOLOGIES, INC.
                            -------------------------
                                (Name of Issuer)


                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                   011612 40 5
                                   -----------
                                 (CUSIP Number)

                               Donald E. Anderson
                  11804 N. Sundown Drive, Scottsdale, AZ 85260

                                 (480) 948-3747
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 13 2003
                                ----------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or
     240.13d-1(g), check the following box.     [ ]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

       * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. ..................................011612 40 5

               1. Names of Reporting Persons. I.R.S. Identification Nos. of
                  above persons (entities only).

                  Donald E. Anderson



               2.
                  Check the Appropriate Box if a Member of a Group
                  (See Instructions)    (a)
                                           -------------------
                                        (b)
                                           -------------------
               3.
                  SEC Use Only
                  .............................................................

               4.
                  Source of Funds (See Instructions)   Personal Funds.


               5.
                  Check if Disclosure of Legal Proceedings Is Required Pursuant
                  to Items 2(d) or 2(e) .................

               6.
                  Citizenship or Place of Organization   USA


Number of
Shares            7.       Sole Voting Power     5,452,644
Beneficially
Owned by          8.       Shared Voting Power
Each
Reporting         9.       Sole Dispositive Power    5,452,644
Person With
                  10.      Shared Dispositive Power

              11.
                  Aggregate Amount Beneficially Owned by Each
                  Reporting Person     5,452,644


              12.
                  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

              13.
                  Percent of Class Represented by Amount in Row (11)     24.4%


              14.
                  Type of Reporting Person (See Instructions)


                  Donald E. Anderson:  IN

Item 1.           Security and Issuer

Common Stock      Alanco Technologies, Inc.
                  15575 N. 83rd Way, Suite 3
                  Scottsdale, AZ 85260

Item 2.           Identity and Background

     This Schedule 13D is filed on behalf of Donald E. Anderson, whose address is 11804 N. Sundown Drive, Scottsdale, AZ 85260. Mr. Anderson is President and Chairman of the Board of Directors of Programmed Land, Inc., a privately owned real estate holding company 100% owned by Mr. Anderson. This Schedule 13D covers shares owned directly by Mr. Anderson and indirectly by Programmed Land, Inc, which are beneficially owned by Mr. Anderson. Mr. Anderson is a citizen of the United States of America. Mr. Anderson is a Director of the Issuer.

     During the last five years, Mr. Anderson has not (i) been convicted of a criminal proceeding, excluding traffic violations or similar misdemeanors, or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration

     All shares of common stock acquired by Mr. Anderson were paid for by private funds of Mr. Anderson, and/or private funds of Programmed Land, Inc., which is 100% owned and controlled by Mr. Anderson. Mr. Anderson has beneficial ownership of all shares of the Issuer held by Programmed Land, Inc. Mr. Anderson has acquired shares of common stock directly from the issuer and in open market purchases, however, all shares currently owned by Mr. Anderson were acquired directly from the Issuer. The per share prices paid by Mr. Anderson for such shares range from $0.37 to $0.73, and Mr. Anderson's aggregate cash investment in such shares is approximately $1,583,500. In addition, Mr. Anderson has provided a credit facility to the Issuer whereby the Issuer can borrow from Mr. Anderson up to $1,550,000.

Item 4.           Purpose of Transaction

     Mr. Anderson's acquisition of common stock of the issuer is for investment purposes.

     There is no present plan or proposal for Mr. Anderson to acquire any additional securities of the issuer or dispose of securities presently owned, other than small acquisitions or sales of such securities for investment purposes. There is no extraordinary corporate transaction involving the Issuer or any of its subsidiaries presently contemplated.

     There is no contemplated sale or transfer of any material amount of assets of the Issuer or any of its subsidiaries.

     There are no plans or proposals to change the number or term of directors of the Issuer.

     There is no contemplated material change in the present capitalization or dividend policy of the issuer. Nor are there any other contemplated material changes in the Issuer's business or corporate structure.

     There  are  no   contemplated   changes  in  the   Issuer's   Articles   of
Incorporation, Bylaws or other similar instruments or other actions which may impede the acquisition of control of the Issuer by any person.

     There is no contemplated action which would cause a class of securities of the issuer to be delisted from any national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

     Nor is any action contemplated which would result in a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

     Nor is there any action contemplated similar to any of the actions discussed above.


Item 5.           Interest in Securities of the Issuer

     Mr. Anderson holds 500,000 shares acquired directly from the Issuer upon the conversion of a portion of the credit facility granted to the Issuer pursuant to rights contained in the credit agreement, warrants to purchase 2,008,161 shares at an average exercise price of $0.71, options to purchase 20,000 shares at an exercise price of $0.75 issued to Mr. Anderson as a Director of the Issuer, preferred stock of the Issuer convertible into 2,424,483 shares of common stock, and the right to convert an additional $250,000 of the credit facility into 500,000 shares. The aggregrate number of shares owned by Mr.
Anderson is 5,452,644 shares, which represent 24.4% of all issued and outstanding shares (when counting the warrant, option and conversions shares as issued shares). Mr. Anderson holds sole power to vote and sole power to dispose of said shares.

     During the past sixty days (effective November 24, 2003), Mr. Anderson conducted the following described acquisitions and dispositions of shares:

a. On October 10, 2003, Mr. Anderson sold 18,000 shares in an open market transaction at $0.75 per share.

b. On October 31, 2003, Mr. Anderson received a warrant to purchase 50,000 shares at an exercise price of $0.50 per share in consideration for Mr. Anderson's agreement to extend the term of the credit facility with the Issuer and for other amendments to the credit agreement for said credit facility.

c. On November 13, 2003, Mr. Anderson exercised an option to acquire 40,000 shares from the Issuer at an exercise price of $0.37 per share.

d. On November 13, 2003, Mr. Anderson exercised a conversion right with respect to the credit facility by converting $250,000 of the Issuer's obligation to him thereunder into 500,000 shares.

e. On November 14, 2003, Mr. Anderson sold 40,000 shares in an open market transaction at $1.05 per share.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Anderson and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finders fees, joint ventures, loan adoption agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be filed as Exhibits
None.

                                Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 24, 2003

/s/ Donald E. Anderson
-----------------------------
Donald E. Anderson